UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

2011 FOURTH-QUARTER AND FULL-YEAR RESULTS

Mexican Stock Exchange
Ticker: KOFL	2011 THIRD-QUARTER AND FIRST NINE-MONTH RESULTS

		Fourth Quarter			Full Year
NYSE (ADR)
Ticker: KOF		2011	2010	Δ%	2011	2010	Δ%
	Total Revenues	36,187	27,991	29.3%	124,715	103,456	20.5%
Ratio of KOF L to KOF = 10:1	Gross Profit	16,491	12,974	27.1%	57,227	47,922	19.4%
	Operating Income	6,497	5,080	27.9%	20,152	17,079	18.0%
	Net Controlling Interest Income	3,207	3,022	6.1%	10,615	9,800	8.3%
	EBITDA(1)	7,756	6,109	27.0%	24,998	21,022	18.9%
	Net Debt (2)	9,913	4,817	105.8%
	Net Debt / EBITDA (3)	0.40	0.23
	EBITDA/ Interest Expense, net (3)	22.02	14.37
	Earnings per Share (3)	5.69	5.31
	Capitalization (4)	19.2%	19.4%
	Expressed in millions of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 8 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) Full Year Figures
	(4) Total debt / (long-term debt + shareholders' equity)

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx

      Total revenues reached Ps. 36,187 million in the fourth quarter of 2011, an increase of 29.3% compared to the fourth quarter of 2010 as a result of double-digit total revenue growth in each division and the integration of Grupo Tampico and Grupo CIMSA in our Mexican territories.

      Consolidated operating income grew 27.9% to Ps. 6,497 million for the fourth quarter of 2011, driven by double-digit operating income growth in each division, including the integration of the new territories in Mexico. Our operating margin was 18.0% in the fourth quarter of 2011.

       Consolidated net controlling interest income grew 6.1%, reaching Ps. 3,207 million in the fourth quarter of 2011.

Mexico City (February 27, 2012), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world, announces results for the fourth quarter of 2011.

“Despite a challenging commodity cost environment, our operators produced strong results for the quarter. Both of our divisions achieved double-digit top- and bottom-line growth. Thanks to our complementary cultures, operating processes, and best practices, our talented team of professionals successfully worked with their new colleagues to integrate the beverage divisions of Grupo Tampico and Grupo CIMSA quickly and efficiently into our contiguous Mexican operations during the quarter. We also announced our merger agreement with the beverage division of Grupo Fomento Queretano--our third such agreement in less than six months. These mergers confirm that our company represents an attractive, transparent, and diversified investment vehicle with proven management capabilities for family owned enterprises within the beverage industry. As we enter the year 2012, together, we will leverage our mutual strengths to continue creating the flexibility to transform challenges into opportunities to deliver increased value for our shareholders now and into the future," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5148

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

February 27, 2012	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 29.3% to Ps. 36,187 million in the fourth quarter of 2011, compared to the fourth quarter of 2010 as a result of double-digit total revenue growth in each division and the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1). Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 24%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues grew approximately 18%, driven by average price per unit case growth in every operation, in combination with volume growth mainly in Mexico, Argentina, Colombia and Brazil.

Total sales volume increased 11.0% to reach 732.3 million unit cases in the fourth quarter of 2011 as compared to the same period in 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 3.6% to 683.4 million unit cases. Organically, the sparkling beverage category grew 4% mainly supported by strong volume growth of the Coca-Cola  brand in Mexico, Argentina and Colombia, contributing almost 85% of incremental volumes. The still beverage category grew 11%, mainly driven by the Jugos del Valle line of business in Venezuela, Mexico and Brazil and the Hi-C  orangeade and Cepita  juice brand in Argentina, accounting for approximately 15% of incremental volumes. Our bottled water portfolio, including bulk water, grew 1%, representing the balance.

Our gross profit increased 27.1% to Ps. 16,491 million in the fourth quarter of 2011, compared to the fourth quarter of 2010. Cost of goods sold increased 31.2%, mainly as a result of higher PET and sweetener costs across our territories, in combination with the depreciation of the average exchange rate of the Mexican peso,(2) the Argentine peso,(2) the Brazilian real,(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.6%, as compared to 46.4% in the fourth quarter of 2010.

Our consolidated operating income increased 27.9% to Ps. 6,497 million in the fourth quarter of 2011, driven by double-digit operating income growth in our South America and our Mexico & Central America division, including the integration of Grupo Tampico and Grupo CIMSA in Mexico. Operating expenses increased 26.6% in the fourth quarter of 2011 mainly as a result of (i) higher labor costs in Venezuela and higher labor and freight costs in Argentina, (ii) the integration of the newly merged territories in Mexico and (iii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin remained flat reaching 18.0% in the fourth quarter of 2011, as compared with 18.1% in the same period of 2010.

During the fourth quarter of 2011, we recorded Ps. 1,142 million in the other expenses, net line. These expenses mainly reflect the write-off of certain non-productive assets, the recording of employee profit sharing and the loss on sale of fixed assets.

Our comprehensive financing result in the fourth quarter of 2011 recorded an expense of Ps. 235 million as compared to an expense of Ps. 147 million in the same period of 2010. This difference was mainly driven by a foreign exchange loss originated by the sequential devaluation of the Mexican peso as applied to a higher dollar denominated net debt position.

During the fourth quarter of 2011, income tax, as a percentage of income before taxes, was 34.9% compared to 29.7% in the same period of 2010. This difference was mainly driven by an increase in the tax on shareholder’s equity in one of our subsidiaries in the South America division.

Our consolidated net controlling interest income grew 6.1% reaching Ps. 3,207 million in the fourth quarter of 2011 as compared to the fourth quarter of 2010. Earnings per share (EPS) in the fourth quarter of 2011 were Ps. 1.67 (Ps. 16.69 per ADS) computed on the basis of 1,921.2 million shares(3) (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011

(2) See page 12 for average and end of period exchange rates for the fourth quarter and full year

(3) According to Mexican Financial Reporting Standards, Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

February 27, 2012	Page 2

BALANCE SHEET

As of December 31, 2011, we had a cash balance of Ps. 12,661 million, including US$ 372 million denominated in U.S. dollars, an increase of Ps. 127 million compared to December 31, 2010, mainly as a result of the issuance of Ps. 5,000 million of Certificados Bursátiles in April 2011 and cash generated by our operations, net of the dividend and debt payments made during the year.

As of December 31, 2011, total short-term debt was Ps. 5,540 million and long-term debt was Ps. 17,034 million. Total debt increased by Ps. 5,223 million, compared to year end 2010. Net debt increased Ps. 5,096 million compared to year end 2010. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 553 million.(1)

The weighted average cost of debt for the quarter was 6.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2011.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	53.8%	33.3%
U.S. dollars	34.0%	1.5%
Colombian pesos	7.1%	100.0%
Brazilian reais	0.4%	0.0%
Argentine pesos	4.6%	11.5%

(1)       After giving effect to cross-currency swaps and interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2012	2013	2014	2015	2016	2017 +
% of Total Debt	24.5%	3.3%	6.2%	12.6%	11.1%	42.2%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis, whereas the balance sheet included on page 9 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with Mexican Financial Reporting Standards.

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of December 31, 2011 dic-11
Ps.
Income before taxes	16,768
Non cash charges to net income	7,764
24,532
Change in working capital	(9,144)
Resources Generated by Operating Activities	15,388
Investments	(13,830)
Debt increase	4,143
Dividends declared and paid	(4,366)
Other	(2,059)
Increase in cash and cash equivalents	(724)
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	851
Cash, cash equivalents and marketable securities at end of period	12,661

February 27, 2012	Page 3

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Coca-Cola FEMSA is including the results of Grupo Tampico as of October, 2011 and Grupo CIMSA as of December, 2011 in our Mexico & Central America divisions’ operating results.

Revenues

Total revenues from our Mexico and Central America division increased 25.8% to Ps. 14,516 million in the fourth quarter of 2011, as compared to the same period in 2010, supported by the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1). Higher volumes, including the recently merged territories in Mexico, accounted for more than 70% of incremental revenues during the quarter, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 35.11, an increase of 6.3%, as compared to the fourth quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented in Mexico over the past several months. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 13%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased approximately 11%.

Total sales volume increased 17.8% to 410.3 million unit cases in the fourth quarter of 2011, as compared to the fourth quarter of 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 3.8% to 361.4 million unit cases. Organically, sparkling beverages grew 4%, driven by a 5% increase in the Coca-Cola  brand, accounting for approximately 80% of incremental volumes. Our bottled water portfolio, including bulk water, grew 3%, contributing close to 15% of incremental volumes. Still beverages grew 5% mainly driven by the Jugos del Valle line of products, Nestea  and PowerAde, representing the balance.

Operating Income

Our gross profit increased 17.2% to Ps. 6,594 million in the fourth quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 34.0% as a result of higher PET and sweetener costs across the division in combination with the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.4% in the fourth quarter of 2011, as compared with 48.8% in the same period of the previous year.

Operating income increased 16.3% to Ps. 2,504 million in the fourth quarter of 2011, compared to Ps. 2,153 million in the same period of 2010. Operating expenses increased 17.7%, mainly as a result of the integration of the newly merged territories in Mexico. Operating leverage achieved mainly through higher revenues, resulted in an operating margin of 17.2% in the fourth quarter of 2011, as compared with 18.7% in the same period of 2010.

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011and Grupo CIMSA’s results as of December, 2011

(2) See page 12 for average and end of period exchange rates for the fourth quarter and full year

February 27, 2012	Page 4

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues were Ps. 21,671 million in the fourth quarter of 2011, an increase of 31.7% as compared to the same period of 2010 as a result of double-digit total revenue growth in every territory. Excluding beer, which accounted for Ps. 1,199 million during the quarter, revenues increased 32.4% to Ps. 20,472 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 90% of incremental revenues and volume growth in every territory contributed the balance. On a currency neutral basis, total revenues increased approximately 24%.

Total sales volume in our South America division increased 3.3% to 322.0 million unit cases in the fourth quarter of 2011 as compared to the same period of 2010, as a result of growth in every operation. Our sparkling beverage portfolio grew 3%, driven by the strong performance of the Coca-Cola  brand in Argentina and Colombia, which grew 13% and 5%, respectively and a 5% growth in flavored sparkling beverages, mainly due to the Schweppes  brand in Brazil. The still beverage category grew 20%, mainly driven by the Jugos del Valle line of business in Venezuela and Brazil and Hi-C  orangeade and the Cepita  juice brand in Argentina. These increases compensated for a 4% decline in the bottled water portfolio, including bulk water.

Operating Income

Gross profit reached Ps. 9,897 million, an increase of 34.7% in the fourth quarter of 2011, as compared to the same period of 2010. Cost of goods sold increased 29.3% mainly driven by higher year-over-year PET and sweetener costs across the division, in combination with the depreciation of the average exchange rate of the Argentine peso,(1) the Brazilian real(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 45.7% in the fourth quarter of 2011, an expansion of 100 basis points as compared to the same period of 2010.

Our operating income increased 36.4% to Ps. 3,993 million in the fourth quarter of 2011, compared to the same period of 2010. Operating expenses increased 33.6%, mainly as a result of (i) higher labor costs in Venezuela, in combination with higher labor and freight costs in Argentina and (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division. Our operating margin was 18.4% in the fourth quarter of 2011, an expansion of 60 basis points as compared to the same period of 2010.

(1) See page 12 for average and end of period exchange rates for the fourth quarter and full year

February 27, 2012	Page 5

SUMMARY OF FULL-YEAR RESULTS

Our consolidated total revenues increased 20.5% to Ps. 124,715 million in 2011, as compared to 2010, driven by double-digit total revenue growth in our South America and Mexico & Central America divisions and the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1) during the fourth quarter of 2011. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 19%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased approximately 15%.

Total sales volume increased 6.0% to 2,648.7 million unit cases in 2011, as compared to 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 4.0% to 2,599.8 million unit cases. Organically, the sparkling beverage category grew 4% mainly driven by the Coca-Cola brand and contributed approximately 80% of incremental volumes. The still beverage category grew 11%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Brazil and Venezuela, and Hi-C  orangeade and the Cepita  juice brand in Argentina, and accounted for close to 15% of incremental volumes. Our bottled water portfolio, including bulk water, grew 2%, and represented the balance.

Our gross profit increased 19.4% to Ps. 57,227 million in 2011, as compared to 2010. Cost of goods sold increased 21.5% mainly as a result of higher PET and sweetener costs across our operations, which were partially offset by the appreciation of the average exchange rate of the Brazilian real,(2) the Colombian peso(2) and the Mexican peso(2)as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.9% in 2011 as compared to 46.3% in 2010.

Our consolidated operating income increased 18.0% to Ps. 20,152 million in 2011, as compared to 2010. Our South America division accounted for more than 60% of this growth. Our operating margin was 16.2% in 2011, as compared to 16.5% in 2010.

Our consolidated net controlling interest income increased 8.3% to Ps. 10,615 million in 2011, as compared to 2010. Earnings per share (EPS) in 2011 were Ps. 5.69 (Ps. 56.91 per ADS) computed on the basis of 1,865.3 million shares(3) (each ADS represents 10 local shares)

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011and Grupo CIMSA’s results as of December, 2011

(2) See page 12 for average and end of period exchange rates for the fourth quarter and full year

(3) According to Mexican Financial Reporting Standards, Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

February 27, 2012	Page 6

RECENT DEVELOPMENTS

       On February 18, 2011, the Board of Directors approved the adoption of International Financial Reporting Standards (IFRS) in accordance with Mexican regulations beginning January 1, 2012. The Company will release its quarterly and full year 2011 results under IFRS prior to the release of its 1st quarter 2012 results.

      On December 12, 2011, Coca-Cola FEMSA and Corporación de los Ángeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”) announced the successful merger of Grupo CIMSA’s beverage division with Coca-Cola FEMSA. Coca-Cola FEMSA held an extraordinary shareholders meeting on December 9, 2011, at which the Company’s shareholders approved this merger. Coca-Cola FEMSA started integrating the results of Grupo CIMSA’s beverage division as of December, 2011.

       On December 15, 2011, Coca-Cola FEMSA and Grupo Fomento Queretano and its shareholders (“Grupo Fomento Queretano”) agreed to merge their beverage businesses. The merger agreement has been approved by Coca-Cola FEMSA’s Board of Directors and is subject to the completion of confirmatory legal, financial and operating due diligence and to customary regulatory and corporate approvals. Coca-Cola FEMSA expects to close this transaction during the first quarter of 2012.

       On January 26, 2012, in connection with the merger of Grupo CIMSA’s beverage division, Coca-Cola FEMSA issued 75.4 million new KOF series L shares. The total number of outstanding shares is 1,985.4 million of which FEMSA owns 50.0%, The Coca-Cola Company 29.4% and the Public 20.6%.

       On February 20, 2012, Coca-Cola FEMSA announced that it has entered into a 12 month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines.

       On February 24, 2012, Coca-Cola FEMSA’s Board of Directors agreed to propose an ordinary dividend of approximately Ps. 5,625 million, to be paid during the second quarter of 2012. This dividend is subject to approval at the Annual Shareholders meeting to be held in March 20, 2012. This proposed amount represents a dividend per share of approximately Ps. 2.77, computed on the basis of 2,030.5 million shares, which include the 45.1 million shares to be issued in connection with the merger of Grupo Fomento Queretano. As compared with the dividend per share paid as of April 27, 2011, in the amount of Ps. 2.36, this represents an increase of approximately 17%.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2011 Conference Call will be held on February 28, 2012, at 10:30 A.M. Eastern Time (09:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 5, 2012. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 38152393.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 35 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

February 27, 2012	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 11	% Rev	4Q 10	% Rev	Δ%	2011	% Re v	2010	% Rev	Δ%
Volume (million unit cases) (2)	732.3		659.9		11.0%	2,648.7		2,499.5		6.0%
Average price per unit case (2)	47.50		40.70		16.7%	45.38		39.89		13.8%
Net revenues	35,984		27,847		29.2%	124,066		102,988		20.5%
Other operating revenues	203		144		41.0%	649		468		38.7%
Total revenues	36,187	100%	27,991	100%	29.3%	124,715	100%	103,456	100%	20.5%
Cost of goods sold	19,696	54.4%	15,017	53.6%	31.2%	67,488	54.1%	55,534	53.7%	21.5%
Gross profit	16,491	45.6%	12,974	46.4%	27.1%	57,227	45.9%	47,922	46.3%	19.4%
Operating expenses	9,994	27.6%	7,894	28.2%	26.6%	37,075	29.7%	30,843	29.8%	20.2%
Operating income	6,497	18.0%	5,080	18.1%	27.9%	20,152	16.2%	17,079	16.5%	18.0%
Other expenses, net	1,142		415		175.2%	2,326		1,292		80.0%
Interest expense	478		437		9.4%	1,736		1,748		-0.7%
Interest income	156		75		108.0%	601		285		110.9%
Interest expense, net	322		362		-11.0%	1,135		1,463		-22.4%
Foreign exchange loss (gain)	69		(37)		-286.5%	(62)		423		-114.7%
Gain on monetary position in Inflationary subsidiries	(61)		(123)		-50.4%	(155)		(414)		-62.6%
Market value (gain) loss on ineffective portion of
derivative instruments	(95)		(55)		72.7%	140		(244)		-157.4%
Comprehensive financing result	235		147		59.9%	1,058		1,228		-13.8%
Income before taxes	5,120		4,518		13.3%	16,768		14,559		15.2%
Income taxes	1,785		1,344		32.8%	5,599		4,260		31.4%
Consolidated net income	3,335		3,174		5.1%	11,169		10,299		8.4%
Net controlling interest income	3,207	8.9%	3,022	10.8%	6.1%	10,615	8.5%	9,800	9.5%	8.3%
Net non-controlling interest income	128		152		-15.8%	554		499		11.0%
Operating income	6,497	18.0%	5,080	18.1%	27.9%	20,152	16.2%	17,079	16.5%	18.0%
Depreciation	879		683		28.7%	3,269		2,633		24.2%
Amortization and other operative non-cash charges	380		346		9.8%	1,577		1,310		20.4%
EBITDA (3)	7,756	21.4%	6,109	21.8%	27.0%	24,998	20.0%	21,022	20.3%	18.9%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
Since October 2011, we integrated Grupo T ampico in the operations of Mexico.
Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

February 27, 2012	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
Assets		Dec 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps.	12,661	Ps.	12,534
Total accounts receivable		8,634		6,363
Inventories		7,573		5,007
Other current assets (1)		3,206		2,532
Total current assets		32,074		26,436
Property, plant and equipment
Property, plant and equipment		73,309		57,104
Accumulated depreciation		(31,807)		(25,230)
Total property, plant and equipment, net		41,502		31,874
Other non-current assets (1)		78,032		55,751
Total Assets	Ps.	151,608	Ps.	114,061

Liabilities and Shareholders' Equity		Dec 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps.	5,540	Ps.	1,840
Suppliers		11,852		8,988
Other current liabilities		7,685		6,818
Total Current Liabilities		25,077		17,646
Long-term bank loans		17,034		15,511
Other long-term liabilities		8,717		7,023
Total Liabilities		50,828		40,180
Shareholders' Equity
Non-controlling interest		3,089		2,602
Total controlling interest		97,691		71,279
Total shareholders' equity		100,780		73,881
Liabilities and Shareholders' Equity	Ps.	151,608	Ps.	114,061

February 27, 2012	Page 9

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
	4Q 11	% Rev	4Q 10	% Rev	Δ%	2011	% Rev	2010	% Rev	Δ%
Volume (million unit cases)	410.3		348.3		17.8%	1,510.8		1,379.3		9.5%
Average price per unit case	35.11		33.03		6.3%	34.39		32.69		5.2%
Net revenues	14,406		11,503		25.2%	51,960		45,084		15.3%
Other operating revenues	110		38		189.5%	236		129		82.9%
Total revenues	14,516	100.0%	11,541	100.0%	25.8%	52,196	100.0%	45,213	100.0%	15.4%
Cost of goods sold	7,922	54.6%	5,913	51.2%	34.0%	27,421	52.5%	23,178	51.3%	18.3%
Gross profit	6,594	45.4%	5,628	48.8%	17.2%	24,775	47.5%	22,035	48.7%	12.4%
Operating expenses	4,090	28.2%	3,475	30.1%	17.7%	15,869	30.4%	14,321	31.7%	10.8%
Operating income	2,504	17.2%	2,153	18.7%	16.3%	8,906	17.1%	7,714	17.1%	15.5%
Depreciation, amortization & other operative non-cash charges	639	4.4%	460	4.0%	38.9%	2,278	4.4%	2,027	4.5%	12.4%
EBITDA (2)	3,143	21.7%	2,613	22.6%	20.3%	11,184	21.4%	9,741	21.5%	14.8%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since October 2011, we integrated Grupo T ampico in the operations of Mexico.
Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

South America Division excl. Venezuela
Expressed in millions of Mexican pesos(1)

	4Q 11	% Rev	4Q 10	% Rev	Δ%	2011	% Rev	2010	% Rev	Δ%
Volume (million unit cases) (2)	322.0		311.6		3.3%	1,137.9		1,120.2		1.6%
Average price per unit case (2)	63.29		49.29		28.4%	59.97		48.76		23.0%
Net revenues	21,578		16,344		32.0%	72,106		57,904		24.5%
Other operating revenues	93		106		-12.3%	413		339		21.8%
Total revenues	21,671	100.0%	16,450	100.0%	31.7%	72,519	100.0%	58,243	100.0%	24.5%
Cost of goods sold	11,774	54.3%	9,104	55.3%	29.3%	40,067	55.3%	32,356	55.6%	23.8%
Gross profit	9,897	45.7%	7,346	44.7%	34.7%	32,452	44.7%	25,887	44.4%	25.4%
Operating expenses	5,904	27.2%	4,419	26.9%	33.6%	21,206	29.2%	16,522	28.4%	28.4%
Operating income	3,993	18.4%	2,927	17.8%	36.4%	11,246	15.5%	9,365	16.1%	20.1%
Depreciation, amortization & other operative non-cash charges	620	2.9%	569	3.5%	9.0%	2,568	3.5%	1,916	3.3%	34.0%
EBITDA (3)	4,613	21.3%	3,496	21.3%	32.0%	13,814	19.0%	11,281	19.4%	22.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer result s
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

February 27, 2012	Page 10

SELECTED INFORMATION

For the three months ended December 31, 2011 and 2010

Expressed in millions of Mexican pesos.

	4Q 11		4Q 10
Capex	3,446.3	Capex	2,516.1
Depreciation	879.0	Depreciation	683.0
Amortization & Other non-cash charges	380.0	Amortization & Other non-cash charges	346.0

VOLUME
Expressed in million unit cases

	4Q 11					4Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	276.6	16.9	60.3	18.4	372.2	236.8	12.8	47.2	15.4	312.2
Central America	33.0	1.7	0.1	3.3	38.1	31.5	1.5	0.1	3.0	36.1
Mexico y Central America	309.6	18.6	60.4	21.7	410.3	268.3	14.3	47.3	18.4	348.3
Colombia	49.0	4.9	6.6	4.0	64.5	46.6	5.3	6.7	3.9	62.5
Venezuela	49.1	2.3	0.4	2.3	54.1	48.7	2.6	0.8	1.1	53.2
Brazil	126.9	7.1	0.8	6.1	140.9	125.3	7.1	0.8	5.8	139.0
Argentina	56.0	3.6	0.2	2.7	62.5	51.5	3.3	0.3	1.8	56.9
Sudamerica	281.0	17.9	8.0	15.1	322.0	272.1	18.3	8.6	12.6	311.6
Total	590.6	36.5	68.4	36.8	732.3	540.4	32.6	55.9	31.0	659.9

(1) Excludes water presentations larger than 5.0 Lt. Includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Argentina, Mexico, Venezuela and Colombia 2010 volumes and accounts for 4.9 million unit cases.

Volume of Mexico, the Mexico & Central America division, and Consolidated for the fourth quarter 2011 results includes Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011, accounting for 48.9 million unit cases, of which 63% is Sparkling Beverages, 5% is Water, 27% is Bulk Water and 5% is Still Beverages.

SELECTED INFORMATION

For the twelve months ended December 31, 2011 and 2010

Expressed in millions of Mexican pesos.

	2011		2010
Capex	7,825.5	Capex	7,478.3
Depreciation	3,269.0	Depreciation	2,633.0
Amortization & Other non-cash charges	1,577.0	Amortization & Other non-cash charges	1,310.0

VOLUME
Expressed in million unit cases

	2011					2010
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,007.0	67.4	223.1	69.0	1,366.5	919.4	56.8	204.2	61.9	1,242.3
Central America	123.8	7.2	0.3	13.0	144.3	118.4	6.1	0.4	12.1	137.0
Mexico y Central America	1,130.8	74.6	223.4	82.0	1,510.8	1,037.8	62.9	204.6	74.0	1,379.3
Colombia	187.6	20.8	27.3	16.4	252.1	174.1	24.5	29.0	16.7	244.3
Venezuela	174.1	8.4	1.9	5.4	189.8	192.6	11.3	2.4	4.7	211.0
Brazil	437.5	23.4	2.6	21.8	485.3	431.7	23.4	2.6	17.9	475.6
Argentina	189.2	12.1	0.8	8.6	210.7	171.8	10.9	1.0	5.6	189.3
Sudamerica	988.4	64.7	32.6	52.2	1,137.9	970.2	70.1	35.0	44.9	1,120.2
Total	2,119.2	139.3	256.0	134.2	2,648.7	2,008.0	133.0	239.6	118.9	2,499.5
(1) Excludes water presentations larger than 5.0 Lt. Includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Argentina, Mexico, Venezuela and Colombia 2010 volumes and accounts for 18.9 million unit cases.

Volume of Mexico, the Mexico & Central America division, and Consolidated for 2011 results includes Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011, accounting for 48.9 million unit cases, of which 63% is Sparkling Beverages, 5% is Water, 27% is Bulk Water and 5% is Still Beverages.

February 27, 2012	Page 11

	December 2011 Macroeconomic Information
	Inflation (1)
	LTM	4Q 2011	YTD
Mexico	3.82%	2.60%	3.82%
Colombia	3.72%	0.75%	3.72%
Venezuela	27.57%	5.86%	27.57%
Brazil	6.50%	1.46%	6.50%
Argentina	9.51%	2.08%	9.51%

(1) Source: inflation is published by the Central Bank of each country.

	Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	4Q 11	4Q 10	Δ%	YTD 11	YTD 10	Δ%
Mexico	13.6180	12.3900	9.9%	12.4256	12.6383	-1.7%
Guatemala	7.8236	8.0190	-2.4%	7.7898	8.0597	-3.3%
Nicaragua	22.8375	21.7500	5.0%	22.4243	21.3565	5.0%
Costa Rica	515.0143	514.8583	0.0%	511.0512	530.9824	-3.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,920.8899	1,864.6441	3.0%	1,847.5181	1,898.9456	-2.7%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.2653	0.8%
Brazil	1.8000	1.6967	6.1%	1.6750	1.7601	-4.8%
Argentina	4.2570	3.9674	7.3%	4.1297	3.9123	5.6%

	End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Dec 11	Dec 10	Δ%
Mexico	13.9787	12.3571	13.1%
Guatemala	7.8108	8.0136	-2.5%
Nicaragua	22.9767	21.8825	5.0%
Costa Rica	518.3300	518.0900	0.0%
Panama	1.0000	1.0000	0.0%
Colombia	1,942.7000	1,913.9800	1.5%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.8758	1.6662	12.6%
Argentina	4.3040	3.9760	8.2%

February 27, 2012	Page 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: February 27, 2011